Exhibit 99.1

Zhongchao Inc. Announces Partial Exercise of the Underwriter’s Over-Allotment Option for Its Firm Commitment Public Offering

Shanghai, China, March 2, 2020 /PRNewswire/ -- Zhongchao Inc. (“Zhongchao” or the “Company”) (NASDAQ:ZCMD), a provider of healthcare information, professional training and educational services to healthcare professionals and the public in China, today announced that Network 1 Financial Securities, Inc., who acted as the lead underwriter and bookrunner of the Company’s initial public offering (“IPO”), has partially exercised their over-allotment option and purchased an additional 315,003 Class A ordinary shares at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1.26 million, in addition to the previously announced IPO gross proceeds of approximately $12.0 million, before underwriting discounts and commissions and other related expenses.

Network 1 Financial Securities, Inc. acted as the lead underwriter and bookrunner for the IPO. Tiger Brokers (NZ) Limited acted as co-underwriter for the IPO. Hunter Taubman Fischer & Li LLC and Zong Heng Law Firm acted as U.S. and PRC legal counsels to the Company, respectively. VCL Law LLP and Allbright Law Offices acted as U.S. and PRC legal counsels to the underwriters, respectively.

A registration statement on Form F-1 relating to the IPO (file number: 333-234807) was declared effective by the Securities and Exchange Commission (“SEC”) on February 21, 2020. The offering of the Company’s Class A ordinary shares was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus related to the offering may be obtained by contacting Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, New Jersey 07701, Attention: Steven Sun, Executive Director, Investment Banking or email jsun@netw1.com or by calling +1 (800)-886-7007. In addition, a copy of the final prospectus relating to the offering may be accessed via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is a provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform and to the public under its “Sunshine Health Forums” platform in China. For more information, please visit www.mdmooc.org, or www.ygjkclass.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

At the Underwriter:

Steven Sun

Network 1 Financial Securities, Inc.

Email: jsun@netw1.com

Phone: +1 800-886-7007

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692